Via Facsimile and U.S. Mail
Mail Stop 6010

April 14, 2006

Ms. Yanchun Li
Acting Chief Financial Officer
American Oriental Bioengineering, Inc.
No. 308 XUEFU Road
Nangang District
Harbin, China 150086

Re: American Oriental Bioengineering, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 30, 2006
File No. 001-32569

Dear Ms. Li:

We have reviewed your filing and have the following comments. We have limited our review of the above referenced filing to only those issues addressed. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As you have reported revenues in excess of $25 million for two consecutive years, Items 10(a)(1)(i) and 10(a)(2)(iii) of Regulation S-B would appear to indicate that the company would no longer be considered a small business and could no longer use a Form 10-KSB. As such, please amend your filing to use Form 10-K and to comply with its instructions.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 58

3. Summary of Significant Accounting Policies, page 59

(h) Research and Development, page 61

2. Please disclose the total research and development costs charged to expense in
    each period for which an income statement is required, as per paragraph 13 of
    SFAS 2. This amount should presumably include an estimate of the salaries of
    your engineers and technical staff attributable to the research and development
    activities in which they are involved, which you now include in cost of goods
    sold. In addition, please revise your income statements and related disclosures to
    exclude that portion from cost of goods sold.

(x) Segments, page 65

3. As your disclosures suggest that your plant based pharmaceutical products and
    your plant based nutraceutical products are not similar, please disclose the amount
    of revenues from external customers for each group of your products, as per
    paragraph 37 of SFAS 131.

*   *   *   *

As appropriate, please amend your Form 10-KSB for the year ended December
31, 2005 and respond to these comments within 10 business days or tell us when you will
provide us with a response. You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter with your amendment
that keys your responses to our comments. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR under the form type label CORRESP.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant